SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                      First Union Real Estate Equity and
                             Mortgage Investments
                      ----------------------------------
                               (Name of Issuer)


                         Shares of Beneficial Interest
                         -----------------------------
                         (Title of Class of Security)

                                  337 400 105
                                --------------
                                (CUSIP Number)


                               W. Edward Scheetz
                     c/o Apollo Real Estate Advisors, L.P.
                          1301 Avenue of the Americas
                           New York, New York 10019
                           Telephone: (212) 261-4000
               -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                With a copy to:

                             Patrick J. Foye, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               919 Third Avenue
                              New York, NY 10022
                           Telephone: (212) 735-2274


                               January 30, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or
(4), check the following box: [ ]

               Check the following box if a fee is being paid with the statement: [ ]



                                 SCHEDULE 13D

CUSIP NO. ____________
-----------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          APOLLO REAL ESTATE INVESTMENT FUND II, L.P.
-----------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
                                                                    (b) |_|
-----------------------------------------------------------------------------
3       SEC USE ONLY
-----------------------------------------------------------------------------
4       SOURCE OF FUNDS
        AF
-----------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|
-----------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
-----------------------------------------------------------------------------
                             7    SOLE VOTING POWER
                                  0
        NUMBER OF            ------------------------------------------------
          SHARES             8    SHARED VOTING POWER
       BENEFICIALLY               1,392,110
         OWNED BY            ------------------------------------------------
           EACH              9    SOLE DISPOSITIVE POWER
        REPORTING                 0
          PERSON             ------------------------------------------------
           WITH              10   SHARED DISPOSITIVE POWER
                                  1,392,110
-----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,392,110
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                  |_|
-----------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.2%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        PN
-----------------------------------------------------------------------------



                                 SCHEDULE 13D

CUSIP NO. _______________
-----------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          APOLLO REAL ESTATE ADVISORS II, L.P.
-----------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
                                                                    (b) |_|
-----------------------------------------------------------------------------
3       SEC USE ONLY
-----------------------------------------------------------------------------
4       SOURCE OF FUNDS
        WC, OO
-----------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|
-----------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
-----------------------------------------------------------------------------
                          7    SOLE VOTING POWER
        NUMBER OF              0
          SHARES          ---------------------------------------------------
       BENEFICIALLY       8    SHARED VOTING POWER
         OWNED BY              1,392,110
           EACH           ---------------------------------------------------
        REPORTING         9    SOLE DISPOSITIVE POWER
          PERSON               0
           WITH           ---------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                               1,392,110
-----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,392,110
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                  |_|
-----------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.2%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        PN
-----------------------------------------------------------------------------



               This Amendment No. 1 amends and supplements the following Items of the Schedule 13D (the "Schedule 13D") of Apollo Real Estate Investment Fund II, L.P. and Apollo Real Estate Advisors II, L.P. filed on January 6, 1997 with the Securities and Exchange Commission with respect to the Shares of Beneficial Interest (the "Shares") of First Union Real Estate Equity and Mortgage Investments, an Ohio business trust ("First Union"). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D.


Item 3. Source and Amount of Funds or Other Consideration.

               Item 3 is hereby amended and restated in its entirety by the following:

               In connection with the purchase of the Shares, the Reporting Persons beneficially own an aggregate of 1,392,110 Shares. The Shares beneficially owned by the Reporting Persons were purchased at an aggregate purchase price of approximately $14,969,822, consisting of 280,700 Shares purchased at an aggregate purchase price of approximately $2,467,913 and 336,200 shares of First Union Series A Cumulative Convertible Redeemable Preferred Shares of Beneficial Interest (the "Preferred Shares") purchased at an aggregate purchase price of approximately $12,501,909. The purchases were financed with cash on hand and borrowed funds pursuant to a margin loan made in the ordinary course of business by a registered broker-dealer.


Item 5.         Interest in Securities of the Issuer.

               Item 5 is hereby amended by restating the following sections in their entirety:

               (a) As of the date hereof, the Reporting Persons beneficially own an aggregate of 1,392,110 Shares which represents approximately 6.2% of the outstanding Shares of First Union. This amount consists of 280,700 Shares and 336,200 Preferred Shares. Each Preferred Share is immediately convertible into 3.3058 Shares.

               (b) The Reporting Persons share the voting and dispositive power with respect to the 1,392,110 Shares which they beneficially own.

               To the best of the Reporting Persons' knowledge, none of the individuals listed on Schedule I owns any Shares or can vote or direct the vote of any Shares, nor can any such individual dispose or direct the disposition of any Shares.

               (c) Except as set forth on Schedule II, no person named in response to paragraph (a) of this Item has effected any transaction in the Shares during the past sixty days.


                                    SCHEDULE II

                          TRANSACTIONS IN THE SECURITIES

               Set forth below are the transactions in the Shares and the Preferred Shares that were effected during the past sixty days by AREIF II through its registered broker-dealer in New York.

       Date         Number of Shares      Price per Share        Series
       ----         ----------------      ---------------        ------
     12/27/96            45,000             $ 12.0000            Shares

     12/30/96             1,000               11.8750            Shares

     12/30/96            15,000               12.0000            Shares

     12/31/96            15,000               12.0000            Shares

     1/24/97             18,900               12.7690            Shares

     1/24/97              5,800               42.8100          Preferred

     1/27/97              9,000               44.0000          Preferred

     1/28/97                700               44.3750          Preferred

     1/29/97              1,300               44.3750          Preferred

     1/30/97             30,000               13.3750            Shares

     1/30/97            100,000               44.1993          Preferred



                                     SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 4, 1997

                      APOLLO REAL ESTATE INVESTMENT FUND II, L.P.

                      By:    Apollo Real Estate Advisors II, L.P.
                             Managing Member

                      By: Apollo Real Estate Capital Advisors II, Inc. General Partner

                             By:  /s/   Michael D. Weiner
                                ------------------------------
                             Name:  Michael D. Weiner
                             Title: Vice President,
                                    Apollo Real Estate Capital
                                       Advisors II, Inc.


                      APOLLO REAL ESTATE ADVISORS II, L.P.

                      By: Apollo Real Estate Capital Advisors II, Inc. General Partner

                             By: /s/  Michael D. Weiner
                                ------------------------------
                             Name:  Michael D. Weiner
                             Title: Vice President,
                                    Apollo Real Estate Capital
                                       Advisors II, Inc.